KIRKLAND LAKE GOLD REPORTS
RECORD RESULTS IN Q4 & FY 2020

Toronto, Ontario – February 25, 2021 – Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced the Company’s financial and operating results for the fourth quarter (“Q4 2020”) and full-year 2020 (“FY 2020”). For both periods, the Company achieved record levels of production, revenue, net earnings and adjusted net earnings. The Company also released Mineral Reserve and Mineral Resource estimates as at December 31, 2020. The Company’s full financial statements and management discussion & analysis are available on SEDAR at www.sedar.com and on the Company’s website at www.kl.gold. All dollar amounts are in U.S. dollars, unless otherwise noted.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold commented: “2020 will go down as a year that no one will ever forget. Faced with the challenges of a global pandemic, our team rose to the occasion and effectively responded to the COVID-19 virus with there being no transmission of the virus at any of our sites during the year. At the same time that we were focusing on protecting our people, we also turned in our best year ever, achieving record levels of production, earnings and cash flows and meeting all of our consolidated FY 2020 guidance. In Q4 2020, we had our best quarter of the year, achieving record quarterly production and earnings, with all three operations reaching their highest production levels of 2020. Obviously, the high gold price environment was a key factor for both the full year and Q4, but so was the hard work of a lot of people at our company.

“In addition to record results, we also achieved a number of other important milestones in 2020. We completed the acquisition of Detour Gold Corporation on January 31, 2020, with Detour Lake contributing over 40% of our free cash flow for the year and significant production growth expected at the mine in 2021. We also achieved encouraging exploration results at all three of our cornerstone assets and made excellent progress with our key growth projects. Very importantly, we returned $848.3 million to shareholders through share repurchases and dividend payments, and in early January achieved our goal of repurchasing 20 million shares over a 12-to-24 month period. When we look at the quality of our assets, the progress being achieved and the tremendous upside that remains to be realized, we believe that the value creation potential for our company remains industry leading.”

RECORD QUARTERLY RESULTS IN Q4 2020
Record production 369,434 oz, net earnings $232.6M or $0.86/share, adj. net earnings $265.8M or $0.98/share (after $0.03/share reduction for prior-period depreciation adjustments)
ACHIEVED ALL FULL-YEAR 2020 GUIDANCE
Production 1,369,652 oz (Guidance: 1.35-1.40M oz); Op. cash costs/oz(1) $404 ($410-$430), AISC/oz(1) $800 ($790-$810)
RECORD EARNINGS & CASH FLOW IN FY 2020
Net earnings $787.7M (2.91/share), adjusted net earnings(1) $922.9M (3.41/share), Op. cash flow $1,315.8M; free cash flow(1) $733.1M
RETURNED $848.3M TO SHAREHOLDERS IN 2020
Repurchased 18,925,900 shares for $732.4M and paid $115.9M in dividends, with two dividend increases during 2020
DETOUR LAKE: RIGHT DEAL AT THE RIGHT TIME
Detour Lake contributed >40% of free cash flow in 2020, achieved significant exploration success; Permit received to process up to 32.8M tonnes per year
EXPLORATION SUCCESS AT ALL OPERATIONS
Drill success at Detour Lake, Macassa and Fosterville in 2020 highlight value creation potential at all three assets
EXCELLENT PROGRESS WITH GROWTH PROJECTS
#4 Shaft at Macassa, exploration drive from Fosterville to Robbin’s Hill and multiple projects at Detour Lake advancing on schedule
TOTAL MINERAL RESERVES INCREASE 3%
Mineral Reserves at operating assets increased 3% as at December 31, 2020 to 20,118,000 ounces
SIGNIFICANT PROGRESS WITH ESG INITIATIVES
Multiple initiatives aimed at promoting responsible environmental management, equality and diversity, safety and community support
Multiple initiatives aimed at promoting responsible environmental management, equality and diversity, safety and community support

Summary of Performance

FY 2020 (↑ indicates growth from FY 2019)

•Effective response to COVID-19, including introducing extensive health and safety protocols, reducing or suspending operations and/or work when required, and using remote work wherever possible; Nine workers (employees or contractors) tested positive for COVID-19 during FY 2020; In each case public health agencies determined that the infection was due to community spread and there was no transmission of COVID-19 at the Company’s operations with people coming in close contact with the infected workers all testing negative.
•Record net earnings of $787.7 million or $2.91 per share (9% ↑); Adjusted net earnings(1) of $922.9 million or $3.41 per share (24% ↑).
•Record cash flows including net cash provided by operating activities of $1,315.8 million (43%↑) and free cash flow(1) of $733.1 million (58% ↑).
•Revenue growth of 78%, to $2,460.1 million, with a 42% increase in gold sales, to 1,388,944 ounces, contributing $575 million of the increase and a $367 per ounce or 26% improvement in the average realized gold price(1), to $1,772 per ounce, adding an additional $509 million to revenue growth in FY 2020.
•Cash increased 20% during FY 2020 to $847.6 million at December 31, 2020 with no debt.
•$848.3 million returned to shareholders with $732.4 million used to repurchase 18,925,900 shares through the Company’s normal course issuer bid (“NCIB”) and $115.9 million paid in dividends with two increases to the quarterly dividend during FY 2020.
•Strong operating results – Consolidated guidance achieved:
◦Production of 1,369,652 ounces (41% ↑) (FY 2020 guidance: 1.35 – 1.40 million ounces)
◦Production costs of $587.3 million vs $281.0 million in FY 2019 ($356.1 million at Detour Lake in FY 2020)
◦Operating cash costs per ounce sold(1) of $404 ($264 excluding Detour Lake) versus $284 in FY 2019 (FY 2020 guidance: $410 – $430)
◦All-in sustaining costs (“AISC”) per ounce sold(1) of $800 ($566 excluding Detour Lake) versus $564 in FY 2019 (FY 2020 guidance: $790 – $810).
•Acquired Detour Lake Mine on January 31, 2020 with Detour Lake making a substantial contribution to FY 2020 results, including $308.0(2) million of free cash flow(2) (in 11 months), over 40% of the total free cash flow(1) for the year; Subsequent to year-end 2020, permit received to increase throughput to a maximum of 32.8 million tonnes per year.
•Continued exploration success with encouraging drilling results achieved at all three of the Company’s cornerstone assets, including at Detour Lake where there is increasing evidence that a much larger and potentially higher-grade deposit may exist than is currently included in Mineral Reserves.
•Excellent progress with key growth projects, including the #4 Shaft project at Macassa, the twin exploration drive from Fosterville to Robbin’s Hill and a number of projects at Detour Lake in support of future growth.

Q4 2020

•Record net earnings of $232.6 million or $0.86 per share ($169.1 million or $0.81 in Q4 2019, $202.0 million or $0.73 in Q3 2020); Adjusted net earnings(1) of $265.8 million or $0.98 per share ($185.3 million or $0.88 in Q4 2019, $254.0 million $0.92 in Q3 2020).
•Strong cash flows including net cash provided by operating activities of $420.9 million (247.1 million in Q4 2019, $431.1 million in Q3 2020) and free cash flow(1) of $232.4 million ($132.8 million in Q4 2019, $275.7 million in Q3 2020).
•Revenue increased to $691.5 million, 68% ↑ vs Q4 2019 and 9% ↑ from Q3 2020.
•Record quarterly production, solid unit cost performance
◦Production of 369,434 ounces vs 279,742 ounces in Q4 2019, 339,584 ounces in Q3 2020
◦Production costs of $148.3 million vs $71.2 million in Q4 2019, $136.0 million in Q3 2020 (Detour Lake contributed $95.1 million in Q4 2020 and $87.4 million in Q3 2020)
◦Operating cash costs per ounce sold(1) of $396 ($245 excluding Detour Lake) versus $255 in Q4 2019 and $406 in Q3 2020 ($245 excluding Detour Lake)

◦AISC per ounce sold(1) of $790 ($496 excluding Detour Lake) versus $512 in Q4 2019 and $886 in Q3 2020 ($622 excluding Detour Lake).
•$279.5 million returned to shareholders, including $245.3 million used to repurchase 5,727,500 share through the NCIB and $34.2 million used for a quarterly dividend payment on October 14, 2020 to shareholders of record on September 30, 2020; 50% increase to quarterly dividend announced, to US$0.1875 per share, effective the Q4 2020 dividend payment on January 14, 2021 to shareholders of record on December 31, 2020.

(1)See “Non-IFRS Measures” in this press release and on pages 40 – 47 of the MD&A for the three and nine months ended September 30, 2020.
(2)Excludes $60.5 million of transaction and restructuring costs mainly related to Detour Gold acquisition.

Environment, Social and Governance (“ESG”) Progress in FY 2020

During FY 2020, the Company achieved significant advancements with its ESG program, both in terms of performance and reporting. Key milestones achieved during the year are summarized below.
•Adopted World Gold Council’s Responsible Gold Mining Principles; Completed Year One External Assurance
•Finalized policies and standards on Human Rights, Supplier Code of Conduct and Grievance Resolution
•Finalized a gender diversity policy and established an Executive Leadership team to promote diversity, equality and inclusion
•Verified that all active tailings facilities meet or exceed all MAC/CDA and ANCOLD guidelines
•Received Tom Peters Memorial Mine Reclamation Award in recognition of Detour Lake Mine’s Progressive Reclamation Program aimed at reclaiming 10 hectares of land per year commencing in 2019
•Achieved greenhouse gas (“GHG”) emissions well below industry averages, with Macassa continuing to have among the lowest GHG intensity rates in the industry
•Macassa purchased five 50-tonne battery-powered underground haul trucks (first in industry), with the first delivered in Q1 2021
•Launched donation program to support local health care agencies and community support groups in areas where the Company operates; A$1.0 million donated to support Australian bush fire relief and prevention.

Consolidated Mineral Reserves and Mineral Resources as At December 31, 2020

On February 25, 2021, the Company released Mineral Reserve and Mineral Resource estimates as at December 31, 2020, with the comparison period being December 31, 2019. Mineral Reserve and Mineral Resource estimates are determined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators ("NI 43-101"). Additional details relating to the Company’s Mineral Reserve and Mineral Resource estimates as at December 30, 2020 are set out below.

The Company’s drilling program for the purpose of replacing Mineral Reserves and Mineral Resources during 2020 was significantly impacted by disruptions related to COVID-19. All drilling was suspended during the second quarter as part of the Company’s COVID-19 response. Drilling resumed later in the quarter and ramped up over the remainder of the year, following strict COVID-19 safety protocols. Of a total of 525,000 metres of drilling planned for the year, approximately 340,000 metres or 65% was completed.

For Kirkland Lake Gold assets as at December 31, 2020, Mineral Reserves were estimated using a long-term gold price of US$1,300/oz (C$1,700/oz; A$1,765/oz). These price assumptions are unchanged from the Mineral Reserve estimates as at December 31, 2019, with the exception of Detour Lake, where Mineral Reserve and Mineral Resource estimates as at December 31, 2019 were calculated using a long-term gold price of US$1,000/oz with an assumed exchange rate of US$1.0:C$1.10. All Mineral Resource estimates are provided exclusive of Mineral Reserves. Comparisons to previous Mineral Reserves and Mineral Resources in this press release are to estimates as at December 31, 2019. For more historical comparisons, Mineral Resource estimates for the Australian operations prior to the mid-year 2017 Mineral Reserve and Mineral Resource estimates for Fosterville, released in June 2017, were calculated inclusive of Mineral Reserves and, therefore, are not directly comparable to the December 31, 2019 and December 31, 2018 estimates. Detailed footnotes for the December 31, 2020 Mineral Reserve and Mineral Resource estimates are provided later in this press release.

Consolidated Mineral Reserves at operating assets as at December 31, 2020 totalled 20,118,000 ounces, after depletion of 1,451,000 ounces, a 3% increase from 19,618,000 ounces as at December 31, 2019. The increase in Mineral Reserves resulted from a 6% increase in Mineral Reserves at Detour Lake Mine mainly due to a lower average cut-off grade. Mineral Reserves at Macassa included 2,282,000 ounces at an average grade of 20.1 g/t, with an additional 86,000 ounces at an average grade of 8.7 g/t located in near-surface zones along the Amalgamated Break. These Mineral Reserves compared to Mineral Reserves as at December 31, 2019 of 2,360,000 ounces at an average grade of 22.1 g/t, with 93,000 ounces of Mineral Reserves in the near-surface zones at an average grade of 10.7 g/t. At Fosterville, Mineral Reserves as at December 31, 2020 totalled 1,790,000 ounces at an average grade of 15.4 g/t, with there being an additional 180,000 ounces at 5.3 g/t at Robbin’s Hill. During FY 2020, a total of 647,000 ounces were depleted at an average grade of approximately 33.0 g/t. The mine replaced 337,000 ounces of the depleted ounces despite completing approximately 52% of the planned drilling program during the year. The Company’s December 31, 2020 Mineral Reserve estimate does not include Mineral Reserves from non-operating assets.

CONSOLIDATED MINERAL RESERVE ESTIMATE (EFFECTIVE DECEMBER 31, 2020)

	December 31, 2020				December 31, 2019
Proven and Probable	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Depleted Oz 2020 (000's)	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)
Macassa	3,532	20.1	2,282	187	3,320	22.1	2,360
Macassa Near Surface	308	8.7	86		273	10.7	93
Total CDN Underground	3,841	19.2	2,369	187	3,593	21.2	2,453
Detour Lake Pit - Above 0.5 g/t(1)	382,969	0.96	11,862	617(1)	397,680	0.99	12,640
Detour Lake Pit - Below 0.5 g/t	114,426	0.41	1,510
West Detour Pit - Above 0.5 g/t	58,530	0.95	1,779		54,920	0.94	1,660
West Detour Pit - Below 0.5 g/t	32,121	0.40	416
North Pit - Above 0.5 g/t	5,877	0.95	180		5,950	0.98	187
North Pit - Below 0.5 g/t	2,192	0.41	29
Detour Low Grade Fines					18,900	0.59	360
Total CDN Open Pit – Above 0.5 g/t	447,376	0.96	13,821	617	477,450	0.97	14,846
Total CDN Open Pit – Below 0.5 g/t	148,739	0.41	1,954
Total CDN Operations	599,956	0.94	18,144	804	481,043	1.12	17,300
Fosterville	3,610	15.4	1,790	647	3,000	21.8	2,100
Robbins Hill	1,060	5.3	180		1,240	5.5	218
Total AUS Operations	4,670	13.1	1,970	647	4,240	17.0	2,320
Total	604,627	1.03	20,118	1,451	485,283	1.26	19,618
Holt Complex(2)				31	5,432	4.0	702
Hislop(3)					176	5.8	33
Northern Territory(4)				5	988	4.0	128
Total NON OPERATING				37	6,596	4.1	863
Total w/ NON OPERATING	604,627	1.03	20,118	1,488	491,879	1.30	20,481
(1)Kirkland Lake Gold acquired Detour Gold on January 31, 2020. Please refer to detailed footnotes set out below.

CONSOLIDATED MEASURED & INDICATED MINERAL RESOURCES* (EFFECTIVE DECEMBER 31, 2020)

	December 31, 2020			December 31, 2019
Measured and Indicated	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)
Macassa	1,800	13.3	769	1,616	13.8	717
Macassa Near Surface	117	6.1	23	47	7.8	12
Holt Complex(2)	11,690	4.5	1,699	7,752	4.2	1,047
Hislop(3)	1,337	4.0	173	1,147	3.6	132
Detour Zone 58N	2,900	5.8	534	2,900	5.8	534
Canamax(5)				240	5.1	39
Total CDN Underground	17,844	5.6	3,198	13,702	5.7	2,482
Detour Lake(1)	107,748	1.15	3,991	81,400	1.15	3,003
West Detour	23,462	0.88	667	31,000	0.88	878
Aquarius	23,112	1.49	1,106	22,300	1.29	926
Total CDN Open Pit	154,323	1.16	5,763	134,700	1.11	4,807
Total CDN Operations	172,166	1.62	8,961	148,402	1.5	7,290
Fosterville	7,690	5.6	1,390	12,300	5.3	2,080
Robbins Hill	2,120	4.8	329	3,460	3.5	386
Northern Territory(4)	25,200	2.3	1,830	17,200	2.5	1,410
Total AUS Operations	35,000	3.2	3,540	32,900	3.7	3,870
Total	207,148	1.88	12,505	181,362	1.91	11,164
* M&I Mineral Reserves are reported exclusive of Mineral Reserves
Please refer to detailed footnotes set out below.

CONSOLIDATED INFERRED MINERAL RESOURCES (EFFECTIVE DECEMBER 31, 2020)

	December 31, 2020			December 31, 2019
Inferred	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)
Macassa	1,349	17.0	737	1,039	16.7	557
Macassa Near Surface	96	8.6	26	146	11.5	54
Holt Complex(2)	9,097	4.5	1,310	9,097	4.4	1,294
Hislop(3)	804	3.8	97	797	3.7	95
Detour Zone 58N	1,000	4.4	136	1,000	4.4	136
Canamax(5)				170	4.3	23
Total CDN Underground	12,346	5.8	2,306	12,248	5.5	2,160
Detour Lake(1)	31,830	0.82	844	33,600	0.79	855
West Detour	20,476	0.95	626	9,300	0.95	282
Aquarius	502	0.87	14
Total CDN Open Pit	52,808	0.87	1,484	42,900	0.82	1,137
Total CDN Operations	65,153	1.81	3,790	55,148	1.86	3,297
Fosterville	6,140	6.5	1,280	8,450	6.4	1,740
Robbins Hill	2,420	6.0	467	2,670	4.5	383
Northern Territory(4)	19,200	2.3	1,390	15,200	2.6	1,270
Total AUS Operations	27,700	3.5	3,140	26,400	4.0	3,390
Total	92,867	2.32	6,929	81,469	2.55	6,689

(1)The Detour Lake Mine was acquired by Kirkland Lake Gold effective January 31, 2020 pursuant to the acquisition of Detour Gold. An updated NI 43-101 compliant technical report with respect to the Detour Lake Mine will be filed in Q1 2021. Depletion in 2020, as noted in the Consolidated Mineral Reserve table is as of January 1,2020.
(2)The Holloway Mine was placed on care and maintenance in March 2020. Operations at the remainder of the Holt Complex were suspended effective April 2, 2020, with the suspension being extended until further notice on July 16, 2020. The Holt Complex assets were on care and maintenance as at December 31, 2020.
(3)The Hislop mine is a former producer acquired as part of St Andrew Goldfields in January 2016. Hislop has not been operated since the acquisition.
(4)The Cosmo mine and Union Reefs mill (part of the Company’s Northern Territory assets) were placed on care and maintenance effective June 30, 2017. Test mining and processing activities commenced at these assets in October 2019. These activities were suspended in March 2020
(5)Canamax included as part of Holt Complex in 2020.

CANADIAN OPERATIONS MINERAL RESERVES AND MINERAL RESOURCES AS AT DECEMBER 31, 2020

Macassa

Mineral Reserves as at December 31, 2020 totalled 2,368,000 ounces after depletion of 187,000 ounces during FY 2020, which compared to Mineral Reserves as at December 31, 2019 of 2,453,000 ounces. Mineral Reserves at depth at December 31, 2020 totalled 2,282,000 ounces at an average grade of 20.1 g/t. In addition, Macassa also had Mineral Reserves of 86,000 ounces at an average grade of 8.7 g/t in near-surface zones along the Amalgamated Break, where the Company plans to commence production in Q4 2021 using a ramp from surface currently under development.

Measured and Indicated (“M&I”) Mineral Resources at depth at December 31, 2020 increased 7% from December 31, 2019 to 769,000 ounces with a similar average grade of 13.3 g/t. Inferred Mineral Resources increased 32% to 737,000 ounces at a slightly higher average grade of 17.0 g/t. M&I Mineral Resources in the near-surface zones along the Amalgamated Break totalled 23,000 ounces at 6.1 g/t, while Inferred Mineral Resources in these zones totalled 26,000 ounces at 8.6 g/t. The increase in Mineral Resources in FY 2020 largely reflected additions to Mineral Resources that, that in some cases were not converted to Mineral Reserves due to disruptions to drilling, with the mine completing approximately half of the planned drilling metres for the year.

In 2021, total capital and expensed exploration expenditures at Macassa are targeted at $45 – $50 million. Significant exploration development is planned in 2021, including continued work on the near-surface ramp to access zones along the Amalgamated Break. In addition, development to extend exploration drifts is planned on the 5150, 5300, 5705, 5807 levels mainly in support of drilling to infill and extend the SMC and to evaluate targets along the Amalgamated Break and Main Break. During FY 2020, the Company identified a new, large corridor of high-grade mineralization at depth along the Main Break on the Kirkland Minerals property. In total, approximately 250,000 metres of underground and surface drilling are planned at Macassa in FY 2021, with the primary targets being the SMC, Amalgamated Break and the new high-grade corridor along the Main Break.

	December 31, 2020			December 31, 2019			% Change
Macassa	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Gold Grade	Gold Ounces
Mineral Reserves
Proven	235	15.9	120	383	20.3	250	-22	-52
Probable	3,297	20.4	2,162	2,930	22.4	2,110	-9	2
Proven + Probable	3,532	20.1	2,282	3,320	22.1	2,360	-9	-3
Mineral Resources	Exclusive of Mineral Reserves			Exclusive of Mineral Reserves
Measured	295	15.8	150	311	16.0	160	-1	-6
Indicated	1,505	12.8	619	1,305	13.3	558	-4	11
Measured + Indicated	1,800	13.3	769	1,616	13.8	717	-4	7
Inferred	1,349	17.0	737	1,039	16.7	557	2	32

	December 31, 2020			December 31, 2019			% Change
Macassa Near Surface	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Gold Grade	Gold Ounces
Mineral Reserves
Proven				-	-	-
Probable	308	8.7	86	273	10.7	93	-19	-7
Proven + Probable	308	8.7	86	273	10.7	93	-19	-7
Mineral Resources	Exclusive of Mineral Reserves			Exclusive of Mineral Reserves
Measured	0		0
Indicated	117	6.1	23	47	7.8	12	-22	90
Measured + Indicated	117	6.1	23	47	7.8	12	-22	90
Inferred	96	8.6	26	146	11.5	54	-25	-51
Please refer to detailed footnotes set out below.

Detour Lake

On January 31, 2020, the Company completed the acquisition of Detour Gold Corporation. Through the acquisition, Detour Gold became a subsidiary of the Company and the Company obtained 100% ownership of the Detour Lake open-pit mine. As a result of the acquisition, the Company gained 14,846,000 ounces of open-pit Mineral Reserves at an average grade of 0.97 g/t. These Mineral Reserves were calculated at a long-term gold price of US$1,000 per ounce with an assumed exchange rate of US$1.0:C$1.10. For the Mineral Reserve estimates as at December 31, 2020, the Company changed the gold price and exchange rate assumptions to be consistent with the Company’s other assets (long-term gold price of US$1,300 with an exchange rate of US$1.0:C$1.31). Mineral Reserves at Detour Lake as at December 31, 2020 were estimated at 13,821,000 ounces at an average grade of 0.96 g/t at an average cut-off grade above 0.5 g/t, with an additional 1,954,000 ounces of low-grade Mineral Reserves at an average grade of 0.41 g/t, most of which will be processed at the end of the mine life. In total, Mineral Reserves increased 6% increase, largely due to a lower average cut-off grade in FY 2020 compared to the 0.5 g/t cut-off grade used for the December 31, 2019 Mineral Reserve estimates. Cut-off grades for the December 31, 2020 Mineral Reserve calculations were based on an optimal variable format with cut-off grades ranging from 0.35 g/t to 0.5 g/t.

M&I Mineral Resources at December 31, 2020 were estimated at 4,625,000 ounces at an average grade of 1.10 g/t, a 20% increase from 3,881,000 ounces at an average grade of 1.08 g/t as at December 31, 2019. Inferred Mineral Resources totaled 1,470,000 ounces at an average grade of 0.87 g/t, 29% higher than 1,137,000 ounces at an average grade of 0.82 g/t in the previous Mineral Resource estimates. The increase in M&I and Inferred Mineral Resources largely resulted from the update in gold price for Mineral Resource calculations. Mineral Resources for the December 31 ,2020 estimates were defined using a gold price of US$1,500/oz and US$/C$ exchange rate of 1.31. The 2019 Mineral Resources used a gold price of US$1,200/oz and US$/C$ exchange rate of 1.10.

In 2021, total capital and expensed exploration expenditures at Detour Lake are targeted at $40 – $45 million. Significant exploration development is planned at Detour Lake in 2021, with a continued focus on drilling in the Saddle Zone between the Main and West pit locations, as well as to the west of the west pit, where drilling in late FY 2020 extended the mineralized corridor by 200 metres. In addition, drilling in the Saddle Zone will continue to drill targets at depth where high-grade intersections in FY 2020 demonstrated the potential that both production levels and average grades can be augmented through the addition of an underground mining operation. In total, 272,000 metres of surface drilling are planned at Detour Lake in FY 2021.

	December 31, 2020			December 31, 2019			% Change
Detour	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Gold Grade	Gold Ounces
Open Pit
Mineral Reserves
Proven	83,747	1.17	3145	81,050	1.24	3240	-6	-3
Probable	512,369	0.77	12,630	396,400	0.91	11,606	-16	9
Proven + Probable	596,115	0.82	15,775	477,450	0.97	14,846	-15	6
Mineral Resources	Exclusive of Mineral Reserves			Exclusive of Mineral Reserves
Measured	21,285	1.65	1,128	16,700	1.34	722	23	56
Indicated	109,926	1.00	3,529	95,600	1.03	3,160	-3	12
Measured + Indicated	131,211	1.10	4,657	112,300	1.08	3,881	2	20
Inferred	52,306	0.87	1,470	42,900	0.82	1,137	7	29

	December 31, 2020			December 31, 2019			% Change
Detour	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Gold Grade	Gold Ounces
Underground
Mineral Reserves
Proven	-	-	-	-	-	-	-	-
Probable	-	-	-	-	-	-	-	-
Proven + Probable
Mineral Resources	Exclusive of Mineral Reserves			Exclusive of Mineral Reserves
Measured
Indicated	2,900	5.80	534	2,900	5.80	534	-	-
Measured + Indicated	2,900	5.80	534	2,900	5.80	534	-	-
Inferred	1,000	4.35	136	1,000	4.35	136	-	-
(1)Kirkland Lake Gold acquired Detour Gold on January 31, 2020. Please refer to detailed footnotes set out below. An updated National Instrument 43-101 compliant technical report with respect to the Detour Lake Mine will be filed in Q1 2021.

AUSTRALIAN OPERATIONS MINERAL RESERVES AND MINERAL RESOURCES AS AT DECEMBER 31, 2020

Fosterville

Mineral Reserves as at December 31, 2020 totalled 1,970,000 ounces, including 1,790,000 ounces at an average grade of 15.4 g/t in the Lower Phoenix and Harrier systems (including 1,250,000 ounces at an average grade of 30.6 g/t in the Swan Zone) and 180,000 ounces at an average grade of 5.3 g/t at Robbin’s Hill. The December 31, 2020 Mineral Reserves compare to Mineral Reserves as at December 31, 2019 of 2,318,000 ounces, including 2,100,000 ounces at an average grade of 21.8 g/t in the Lower Phoenix (1,560,000 ounces at an average grade of 38.6 g/t in the Swan Zone) and 218,000 ounces at an average grade of 5.5 g/t at Robbin’s Hill. The change from the previous year reflected depletion during FY 2020 of approximately 647,000 ounces at a grade of approximately 33.0 g/t, with the mine adding 337,000 ounces or 52% of the depleted ounces through drilling during FY 2020.

M&I Mineral Resources at December 31, 2020 were estimated at 1,717,000 ounces, including 1,390,000 ounces at Lower Phoenix and Harrier at an average grade of 5.6 g/t and 329,000 ounces at an average grade of 4.8 g/t at Robbin’s Hill. The December 31, 2020 M&I Mineral Resources compared to the M&I Mineral Resource estimate of 2,466,000 ounces as at December 31, 2019, which included 2,080,000 ounces at an average grade of 5.3 g/t in Lower Phoenix and Harrier and 386,000 ounces at an average grade of 3.5 g/t at Robbin’s Hill. Inferred Mineral Resources at December 31, 2020 were estimated at 1,280,000 ounces at an average grade of 6.5 g/t in Lower Phoenix and Harrier and 467,000 ounces at an average grade of 6.0 g/t at Robbin’s Hill, which compared to 1,740,000 ounces at an average grade of 6.4 g/t in Lower Phoenix and Harrier and 383,000 ounces at an average grade of 4.5 g/t at Robbin’s Hill in the December 31, 2019 Mineral Resource estimates.

Exploration results at Fosterville in FY 2020 demonstrated the size and scale of the gold systems at Lower Phoenix, Cygnet, Robbin’s Hill and Harrier and confirmed the presence of quartz with visible gold within each of these systems. Exploration expenditures at Fosterville in FY 2021 are estimated at $85 – $95 million, the mine’s largest budget ever. Drilling during the year, the mine is targeting 232,000 metres of underground and surface drilling and will continue to focus on Mineral Reserves and Mineral Resource replacement and the identification of new high-grade zones at each of the key targets and other regional targets.

	December 31, 2020			December 31, 2019			% Change
Fosterville	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Tonnes (000's)	Grade (g/t)	Gold Oz (000’s)	Gold Grade	Gold Ounces
Mineral Reserves
Proven	1,050	24.4	822	695	31.9	714	-24	15
Probable	2,570	11.8	973	2,300	18.8	1,390	-37	-30
Proven + Probable	3,610	15.4	1,790	3,000	21.8	2,100	-29	-15
Mineral Resources	Exclusive of Mineral Reserves			Exclusive of Mineral Reserves
Measured	752	5.1	124	2,000	3.7	240	38	-48
Indicated	6,930	5.7	1,260	10,300	5.6	1,840	1	-31
Measured + Indicated	7,690	5.6	1,390	12,300	5.3	2,080	6	-33
Inferred	6,140	6.5	1,280	8,450	6.4	1,740	1	-27

	December 31, 2020			December 31, 2019			% Change
Swan*	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Gold Grade	Gold Ounces
Mineral Reserves
Proven	551	36.3	643	493	40.5	641	-10	0
Probable	722	26.3	610	764	37.4	919	-30	-34
Proven + Probable	1,270	30.6	1,250	1,260	38.6	1,560	-21	-20
Mineral Resources	Exclusive of Mineral Reserves			Exclusive of Mineral Reserves
Measured	25	13.2	11	30	46.4	45	-72	-76
Indicated	119	5.9	23	59	18.2	34	-68	-34
Measured + Indicated	144	7.2	33	89	27.7	79	-74	-58
Inferred	33	4.0	4	93	19.3	57	-79	-92
* The Swan Zone Mineral Reserve and Mineral Resource estimates are components of the estimates for the Fosterville mine.

	December 31, 2020			December 31, 2019			% Change
Robbins Hill	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Gold Grade	Gold Ounces
Mineral Reserves
Proven
Probable	1,060	5.3	180	1,240	5.5	218	-4	-17
Proven + Probable	1,060	5.3	180	1,240	5.5	218	-4	-17
Mineral Resources	Exclusive of Mineral Reserves			Exclusive of Mineral Reserves
Measured
Indicated	2,120	4.8	329	3,460	3.5	386	38	-15
Measured + Indicated	2,120	4.8	329	3,460	3.5	386	38	-15
Inferred	2,420	6.0	467	2,670	4.5	383	34	22
* The Robbin’s Hill Mineral Reserve and Mineral Resource estimates are reported separately from Fosterville as it is anticipated that Robbin’s Hill will be a new and separate mining operation feeding the Fosterville Mill.
Please refer to detailed footnotes set out below.

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE

Table 1. Financial and Operating Performance

(in thousands of dollars, except per share amounts)	Three Months ended December 31, 2020	Three Months Ended December 31, 2019	Three Months Ended September 30, 2020	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenue	$691,548	$412,379	$632,843	$2,460,104	$1,379,988
Production costs	148,276	71,169	136,023	587,306	281,034
Earnings before income taxes	337,586	232,042	295,316	1,152,709	798,182
Net earnings	$232,573	$169,135	$202,022	$787,705	$560,080
Basic earnings per share	$0.86	$0.81	$0.73	$2.91	$2.67
Diluted earnings per share	$0.85	$0.80	$0.73	$2.91	$2.65
Cash flow from operating activities	$420,932	$247,100	$431,119	$1,315,791	$919,390
Cash investment on mine development and PPE	$188,507	$114,319	$155,428	$582,727	$456,423

	Three Months ended December 31, 2020	Three Months Ended December 31, 2019	Three Months Ended September 30, 2020	Year Ended December 31, 2020	Year Ended December 31, 2019
Tonnes milled	6,087,218	462,372	6,144,753	22,213,358	1,670,478
Grade (g/t Au)	2.0	19.1	1.8	2.0	18.5
Recovery (%)	95.7%	98.3%	95.3%	95.7%	98.1%
Gold produced (oz)	369,434	279,742	339,584	1,369,652	974,615
Gold Sold (oz)	371,009	278,438	331,959	1,388,944	979,734
Average realized price ($/oz sold)(1)	$1,875	$1,481	$1,907	$1,772	$1,405
Operating cash costs per ounce ($/oz sold)(1)	$396	$255	$406	$404	$284
AISC ($/oz sold)(1)	$790	$512	$886	$800	$564
Adjusted net earnings(1)	$265,769	$185,303	$254,003	$922,858	$576,414
Adjusted net earnings per share(1)	$0.98	$0.88	$0.92	$3.41	$2.74
Free cash flow(1)	$232,425	$132,781	$275,691	$733,064	$462,967

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 40-47 of the MD&A for the three and twelve months ended December 31, 2020.

Table 2. Review of Earnings Performance

(in thousands except per share amounts)	Three Months ended December 31, 2020	Three Months Ended December 31, 2019	Three Months Ended September 30, 2020	Year Ended December 31, 2020	Year Ended December 31, 2019

Revenue	$691,548	$412,379	$632,843	$2,460,104	$1,379,988

Production costs	(148,276)	(71,169)	(136,023)	(587,306)	(281,034)
Royalty expense	(23,497)	(11,002)	(21,481)	(85,485)	(36,432)
Depletion and depreciation	(120,920)	(52,865)	(86,707)	(383,052)	(168,921)
Earnings from mine operations	398,855	277,343	388,632	1,404,261	893,601

Expenses
General and administrative(1)	(7,382)	(10,576)	(20,409)	(60,490)	(45,365)
Transaction costs	0	(1,236)	707	(33,131)	(1,236)
Exploration	(3,602)	(9,336)	(2,498)	(14,415)	(33,469)
Care and maintenance	(9,288)	(239)	(14,256)	(33,004)	(1,191)
Rehabilitation costs	1,344	0	(32,626)	(33,730)	0
Earnings from operations	379,927	255,956	319,550	1,229,491	812,340

Finance and other items
Other income (loss), net	(41,077)	(25,166)	(23,453)	(72,489)	(18,817)
Finance income	(1,696)	1,948	1,524	3,543	6,941
Finance costs	432	(696)	(2,305)	(7,836)	(2,282)

Earnings before income taxes	337,586	232,042	295,316	1,152,709	798,182
Current income tax expense	(81,698)	(62,414)	(66,097)	(276,945)	(189,572)
Deferred income tax expense	(23,315)	(493)	(27,197)	(88,059)	(48,530)

Net earnings	$232,573	$169,135	$202,022	$787,705	$560,080

Basic earnings per share	$0.86	$0.81	$0.73	$2.91	$2.67
Diluted earnings per share	$0.85	$0.80	$0.73	$2.91	$2.65

Weighted average number of common shares outstanding (in 000's)
Basic	271,770	210,102	275,280	270,401	210,142
Diluted	272,703	211,382	275,471	271,355	211,645
(1)General and administrative expense for 2020 and Q4 2020 (2019 and Q4 2019) include general and administrative expenses of $50.3 million and $11.6 million ($36.3 million and $10.1 million in 2019) and share based payment expense of $10.2 million and ($4.2) million ($9.0 million and $0.5 million in 2019).

Revenue

Revenue in FY 2020 totalled $2,460.1 million, an increase of $1,080.1 million or 78% from $1,380.0 million in FY 2019. Of the growth in revenue, $575 million related to a 42% increase in gold sales, to 1,388,944 ounces, while $509 million resulted from a $367 or 26% increase in the averaged realized gold price(1), to $1,772 per ounce from $1,405 per ounce for FY 2019. The increase in revenue from FY 2019 largely reflected the 537,566 ounces of gold sales from Detour Lake since the mine’s acquisition on January 31, 2020, which resulted in revenue of $960.9 million. Revenue at Fosterville increased $234.6 million or 27%, to $1,119.5 million, reflecting a higher average realized gold price(1) and an increase in sales to 631,635 ounces from 624,645 ounces in FY 2019. These favourable contributions to revenue were only partially offset by significantly lower revenue at Holt Complex resulting from the suspension of operations at the Complex effective April 2, 2020. Revenue at Holt Complex in FY 2020 totaled $53.2 million versus $161.4 million a year earlier. Revenue at Macassa in FY 2020 totaled $326.6 million, slightly lower than revenue of $333.6 million in FY 2019 as the impact of a reduction in sales volumes from 239,240 ounces the previous year to 185,855 ounces in FY 2020 offset a higher average realized gold price(1).

Revenue in Q4 2020 totalled $691.5 million, an increase of $279.1 million, or 68% from $412.4 million in Q4 2019. Of the growth in revenue, $146 million related to a $394 per ounce increase in the average realized gold price(1), to $1,875 per ounce from $1,481 per ounce in Q4 2019, while $137 million was due to a 33% increase in sales volumes (371,009 ounces in Q4 2020 versus 278,438 ounces in Q4 2019). Detour Lake contributed $286.0 million to the Company's revenue in Q4 2020, the impact of which was only partially offset by the loss of revenue from Holt Complex due to the suspension of operations. Holt Complex contributed $1.2 million of revenue in Q4 2020 (related to the sale of 646 ounces resulting cleaning the mill circuit) compared to $46.8 million of revenue in Q4 2019. Revenue at Fosterville totalled $308.9 million in Q4 2020 versus $284.5 million in Q4 2019, as the favourable impact of a higher realized gold price(1) was only partially offset by lower sales from record quarterly level of 192,213 ounces in Q4 2019. Revenue at Macassa in Q4 2020 totalled $95.4 million, a 32% increase as a higher realized gold price(1) more than offset a small reduction in sales, to 51,174 ounces from 54,342 ounces in Q4 2019.

Revenue of $691.5 million in Q4 2020 was $58.7 million or 9% higher than $632.8 million the previous quarter. The increase in revenue quarter over quarter resulted from a $74 million favourable impact from a 12% increase in gold sales (371,009 ounces compared to 331,959 ounces in Q3 2020), which more than offset a $12 million unfavourable impact from a 2% reduction in the average realized gold price(1) ($1,875 per ounce versus $1,907 per ounce in Q3 2020). Revenue at Detour Lake and Macassa increased 9% and 27%, respectively, reflecting higher levels of gold sales, with sales at Detour Lake increasing to 153,296 ounces from 137,632 ounces in Q3 2020 and sales at Macassa growing 29% from 39,588 ounces during the previous quarter. Revenue at Fosterville in Q4 2020 increased 5% from Q3 2020, to $308.9 million from $295.2 million the previous quarter.

Net Earnings and Adjusted Net Earnings(1)

Net Earnings and Earnings Per Share

Net earnings for FY 2020 totalled $787.7 million ($2.91 per basic share), an increase of $227.6 million or 41% from $560.1 million ($2.67 per basic share) in FY 2019. The increase in net earnings compared to FY 2019 mainly reflected the 78% increase in revenue year over year, which had a $2.80 favourable impact on earnings per share. Also contributing to earnings growth was reduced expensed exploration, with a greater proportion of exploration expenditures being capitalized in FY 2020 versus FY 2019.

The favourable impact of increased revenue and lower expensed exploration was only partially offset by higher costs in a number of areas. Production costs and depletion and depreciation expense increased from FY 2019 largely reflecting the addition of Detour Lake Mine, which had production costs of $356.1 million and depletion and depreciation costs of $214.8 million for the 11 months ending December 31, 2020. An increase in other loss mainly reflected higher foreign exchange losses due to a weakening of the US dollar during FY 2020, while royalty costs increased mainly due to the introduction of a new 2.75% royalty introduced by the Victorian Government effective January 1, 2020, which added $30.5 million of royalty expense at Fosterville. Other significant factors having an unfavourable impact on net earnings compared to FY 2019 included higher rehabilitation costs reflecting the $32.6 million increase in environmental remediation provisions in Q3 2020 resulting from a new water rehabilitation program in the Northern Territory, transaction costs of $60.5 million related to the Detour Gold acquisition and higher care and maintenance costs resulting from the suspension of operations at Holt Complex and business activities in the Northern Territory.

In addition, there was an unfavourable impact on net earnings per share year over year by an increase in average shares outstanding, to 270.4 million in FY 2020 from 210.1 million for FY 2019, reflecting the issuance of 77,217,129 shares as consideration for the acquisition of Detour Gold on January 31, 2020, partially offset by the impact of share repurchases through the Company’s NCIB.

Net earnings in Q4 2020 totalled $232.6 million ($0.86 per share), a $63.5 million or 38% increase from $169.1 million ($0.81 per share) in Q4 2019. A 68% increase in revenue, reflecting both a higher realized gold price and increased gold sales, was the primary driver of net earnings growth compared to Q4 2019, with lower expensed exploration and evaluation costs and slightly lower corporate G&A expense also contributing to the improvement. Partially offsetting these favourable factors were increased production costs and depletion and depreciation expense, mainly reflecting to the addition of Detour Lake Mine effective January 31, 2020, a higher effective tax rate (31.1% in Q4 2020 versus 27.1% in Q4 2019) due to a greater proportion of taxable earnings in Canada, mainly resulting from the acquisition of Detour Lake Mine, the impact of higher foreign exchange losses in Q4 2020 on other loss, higher royalty expense mainly related to the new 2.75% royalty applicable to Fosterville effective January 1, 2020 and increased care and maintenance costs due to the suspension of activities at Holt Complex and in the Northern Territory.

The increase in net earnings per share compared to Q4 2019 was achieved despite a $0.18 per share unfavourable impact from an increase in average shares outstanding (271.8 million for Q4 2020 versus 210.1 million shares in Q4 2019), which resulted from the issuance of 77,217,129 shares related to the Detour Gold acquisition.

Net earnings in Q4 2020 totalled $232.6 million ($0.86 per share) a $30.6 million or 15% increase from $202.0 million ($0.73 per share) the previous quarter. The increase in net earnings was mainly driven by solid revenue growth, as higher sales volumes more than offset the impact of a slightly lower average realized gold price. Also contributing to the increase in net earnings quarter over quarter were lower Corporate G&A expense and reduced rehabilitation costs, with the $31.3 million reduction in rehabilitation costs related to the $32.6 million increase in the environmental remediation provision in Q3 2020. Partially offsetting these factors were increased depletion and depreciation costs, the impact of increased foreign exchange losses and higher production costs. The increase in depletion and depreciation was mainly at Detour Lake and largely resulted from increased volumes as well as adjustments to fair value estimates related to purchase price allocation. These adjustments increased depletion and depreciation expense in Q4 2020 by approximately $20.0 million, approximately half of which related to revisions to depletion and depreciation expense during the first three quarter of FY 2020.

Adjusted Net Earnings(1)

Adjusted net earnings(1) for FY 2020 totalled $922.9 million ($3.41 per share), an increase of $346.5 million or 60% from $576.4 million ($2.74 per share) for the same period in 2019. The difference between net earnings and adjusted net earnings(1) for FY 2020 related to the exclusion from adjusted net earnings(1) of $58.5 million ($44.6 million after tax) of foreign exchange losses, $33.8 million ($24.9 million after tax) of transaction costs, mainly related to the Detour Gold acquisition, the $32.6 million ($22.8 million after tax) increase in environmental remediation provisions in Q3 2020, $18.0 million ($12.5 million after tax) of restructuring and severance costs resulting from the suspension of operations at Holt Complex and business activities in the Northern Territory, as well as $15.4 million ($10.6 million after tax) of costs related to the Company’s COVID-19 response. The difference between net earnings and adjusted net earnings(1) in FY 2019 was the exclusion from adjusted net earnings(1) of $16.2 million ($12.9 million after tax) of foreign exchange losses, as well as $2.3 million ($1.6 million after tax) related to purchase price allocation adjustments on inventory.

Adjusted net earnings(1) in Q4 2020 totalled $265.8 million ($0.98 per share), an increase of 43% from $185.3 million ($0.88 per share) in Q4 2019 and $254.0 million ($0.92 per share) in Q3 2020. The difference between net earnings and adjusted net earnings(1) in Q4 2020 mainly related to the exclusion from adjusted net earnings(1) of $35.0 million ($22.8 million after tax) of foreign exchange losses relating to a weakening of the US dollar against the Canadian and Australian dollars during the quarter. The primary difference between net earnings and adjusted net earnings(1) in Q4 2019 related to the exclusion from adjusted net earnings of $23.3 million ($16.1 million after tax) of foreign exchange losses. The difference between net earnings and adjusted net earnings(1) in Q3 2020 mainly related to the exclusion from adjusted net earnings(1) of the $32.6 million ($22.8 million after tax) increase in environmental remediation provisions, $23.6 million ($18.0 million after tax) of foreign exchange losses, as well as $8.1 million ($5.6 million after tax) of restructuring and severance costs mainly at the Holt Complex.

Cash and Cash Flow

The Company’s cash balance at December 31, 2020 totalled $847.6 million, a $140.4 million or 20% increase from $707.2 million at December 31, 2019. For FY 2020, net cash provided from operating activities totalled $1,315.8 million, which compared to $919.4 million in FY 2019, with the increase reflecting strong revenue and earnings growth year over year.

A total of $189.8 million of cash was used for investing activities, which included $582.7 million of cash used for additions to mining interests and plant and equipment, and $27.2 million used for investments in other public and private entities, mainly Wallbridge Mining Company Ltd. These uses of cash were partially offset by $174.3 million of proceeds from the sale of investments in Osisko

Mining Inc., Novo Resources Corp. and De Grey Mining Ltd., receipt of $173.9 million of cash, which was acquired as part of the Detour Gold transaction and $75.0 million received from Newmont related to a new strategic alliance agreement entered into by the two companies in Q3 2020.

Cash used from financing activities for FY 2020 totalled $987.4 million, with the largest component being $732.4 million of cash used to repurchase 18,925,900 shares through the Company’s NCIB. Also contributing to cash used for financing activities for FY 2020 were $115.9 million used for dividend payments, the use of $98.6 million to repay Detour Gold’s outstanding debt during Q1 2020, $30.3 million of cash used to close out Detour Gold’s hedge positions relating to forward gold sales as well as hedges on currencies and diesel fuel and $10.2 million for the payment of lease obligations.

The Company’s cash balance totalled of $847.6 million at December 31, 2020 was largely unchanged from $848.5 million at September 30, 2020. Net cash provided by operating activities totalled $420.9 million, which compared to net cash provided by operating activities of $247.1 million in Q4 2019 and $431.1 million the previous quarter. The increase from Q4 2019 reflected strong cash generation by the Company’s operations. The change from Q3 2020 largely reflected the difference in changes in non-cash working capital during the two quarters as well as higher levels of income taxes paid in Q4 2020. Net cash from investing activities in Q4 2020 totalled $147.2 million, as additions to mining interests and plant and equipment totalling $188.5 million and investments in public and private entities of $19.6 million more than offset the receipt of $64.6 million in proceeds from the sale of investments in Novo Resources Corp. and De Grey Mining Ltd. Contributing to the $277.1 million of net cash used for financing activities in Q4 2020 was $245.3 million (C$319.5 million) of cash used to repurchase 5,727,500 common shares through the Company’s NCIB and $34.2 million used for the quarterly dividend payment of US$0.125 per share paid on October 14, 2020 to shareholders of record at the close of business on September 30, 2020.

Free cash flow(1)

Free cash flow(1) in FY 2020 totalled $733.1 million, which compared to free cash flow(1) of $463.0 million in FY 2019. Excluding $60.5 million of transaction and restructuring costs, mainly related to the Detour Gold acquisition, and a $132.6 million tax installment payment related to 2019 taxable income in Australia during Q2 2020, free cash flow(1) in FY 2020 totalled $926.2 million. For Q4 2020 free cash flow(1) totalled $232.4 million, an increase of $99.6 million or 75% from free cash flow(1) of $132.8 million in Q4 2019, with the increase being driven by a 70% increase in net cash provided by operating activities, to $420.9 million. Free cash flow(1) in Q4 2020 compared to free cash flow(1) of $275.7 million in Q3 2020, with the reduction reflecting increased mineral property additions and additions to property, plant and equipment, as well as lower net cash provided by operating activities.

(1)The Review of Financial Performance section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 40-47 of the MD&A for the three and twelve months ended December 31, 2020.

Review of Operating Mines

Macassa

Production at Macassa in FY 2020 totalled 183,037 ounces, which resulted from processing 312,759 tonnes at an average grade of 18.6 g/t and at average recoveries of 97.7%. FY 2020 production compared to production of 241,297 ounces for FY 2019, which resulted from processing 324,077 tonnes at an average grade of 23.7 g/t and at average recoveries of 97.9%. The reduction from FY 2019 reflected both reduced tonnes processed and a significantly lower average grade resulting from the transition to reduced operations as part of the Company’s COVID-19 response during Q2 2020, the impact of ongoing health and safety protocols related to COVID-19 through the remainder of the year and reduced workforce productivity and equipment availability in Q3 2020 resulting from excessive heat in the mine during the quarter, which lead to reduced mining rates and a lower than planned average grade, as mining during the quarter focused on the most accessible stopes, which were the lower-grade stopes planned for the quarter.

Production costs for FY 2020 totalled $107.3 (including $3.3 million related to the Company’s COVID-19 response) versus $99.2 million for FY 2019. Operating cash costs per ounce sold(1) averaged $562 compared to $414 for the same period in 2019 with the change largely reflecting the impact of lower tonnes processed and average grade on production and sales volumes, as well as higher costs related to operating development, maintenance and underground mining services. AISC per ounce sold(1) averaged $922 for FY 2020 versus $695 a year earlier. The change from FY 2019 resulted from the impact of a lower sales volumes on per ounce costs and higher operating costs(1). Sustaining capital expenditures(1) in FY 2020 totalled $56.3 million, or $303 per ounce sold, versus $55.4 million , or $231 per ounce sold, in FY 2019.

Production at Macassa in Q4 2020 totaled 52,283 ounces compared to production of 56,379 ounces in Q4 2019 and 38,028 ounces the previous quarter. Production in Q4 2020 resulted from processing 74,353 tonnes at an average grade of 22.4 g/t and average recoveries of 97.7%, which compared to 87,573 tonnes processed in Q4 2019 at an average grade of 20.5 g/t and average recoveries of 97.8% and 78,526 tonnes at an average grade of 15.4 g/t and average recoveries of 97.8% in Q3 2020. The change in production from Q4 2019 largely reflected lower tonnes processed which was only partially offset by an improvement in the average grade, mainly due to mine sequencing in the SMC. The 37% increase in production compared to the previous quarter was due to a 45% improvement in the average grade reflecting a greater proportion of higher-grade stopes in the SMC being mined during the final quarter of the year.

Production costs in Q4 2020 totalled $27.2 million versus $25.6 million in Q4 2019 and $26.0 million the previous quarter. Operating cash costs per ounce sold(1) averaged $534 in Q4 2020 versus $471 in Q4 2019 and $648 in Q3 2020. The increase in operating cash costs per ounce sold(1) from Q4 2019 reflected higher operating costs mainly due to higher levels of operating development and increased maintenance expense, as well as the impact of lower sales volumes. The reduction from Q3 2020 reflected the favourable impact of a higher average grade on sales volumes in Q4 2020. AISC per ounce sold(1) averaged $941 in Q4 2020 compared to $721 in Q4 2019 and $1,081 the previous quarter. The increase from Q4 2019 largely related to higher sustaining capital expenditures(1), which totalled $17.3 million or $338 per ounce sold compared to a low level in Q4 2019 of $10.0 million or $185 per ounce sold. Higher sustaining capital expenditures(1) in Q4 2020 largely related to increased capital development, as well as investments in mill enhancements and underground infrastructure including a new shop and ventilation upgrades. The improvement in AISC per ounce sold from Q3 2020 largely related to the impact of a higher average grade on sales volumes, which resulted in lower operating cash costs(1) and sustaining capital expenditures(1) on a per ounce sold basis. Sustaining capital expenditures(1) in Q3 2020 totaled $14.1 million or $357 per ounce sold.

Growth projects: Growth capital(1) expenditures at Macassa for FY 2020 totalled $46.6 million ($11.4 million in Q4 2020). Of total growth expenditures for FY 2020, $35.2 million ($8.1 million in Q4 2020) related to the #4 shaft project. During Q4 2020, the shaft advanced 875 feet and had reached a depth of 4,240 feet as of December 31, 2020. On May 6, 2020, the Company announced that, based on progress to date and the results of a review of the #4 shaft project earlier in the year, the project scope and schedule for the #4 Shaft was revised. The project is now expected to be completed in one phase, to a depth of 6,400 feet, with project completion targeted for late 2022, over one year sooner than the initial project schedule. The project was approximately one month ahead of schedule at the end of FY 2020. Capital expenditures incurred to December 31, 2020 for the #4 Shaft project totalled $177.7 million, with the project continuing to target total capital expenditures of $320 million or lower.

Detour Lake

Production at Detour Lake in FY 2020 totalled 516,757 ounces, which resulted from processing 21,091,938 tonnes at an average grade of 0.83 g/t with average recoveries of 91.3%. The 516,757 ounces of production in FY 2020 was below the re-issued full-year 2020 guidance range of 520,000 – 540,000 ounces, reflecting slightly lower than planned average grades and tonnes processed during the second half of 2020.

Production costs for the 11 months ended December 31, 2020 totalled $356.1 million (including $8.9 million of COVID-19 related costs). Operating cash costs per ounce sold(1) averaged $625 per ounce sold, while AISC per ounce sold(1) averaged $1,171. The mine’s sustaining capital expenditures(1) totalled $269.5 million or $501 per ounce sold. Gold sales at Detour Lake in FY 2020 totalled 537,566 ounces, higher than the production total of 516,757, largely reflecting the sale of approximately 21,000 ounces from inventory in Q1 2020 upon completion of the Detour Gold acquisition on January 31, 2020.

Production at Detour Lake in Q4 2020 totaled 153,143 ounces, which involved processing 5,829,230 tonnes at an average grade of 0.89 g/t and average recoveries of 91.8%. Production in Q4 2020 compared to production in Q3 2020 of 140,067 ounces, which resulted from processing 5,898,694 tonnes at an average grade of 0.81 g/t and average recoveries of 90.7%. The increase in production quarter over quarter resulted from a higher average grade due to mine sequencing with mining advancing to the later stages of Phase 1 which involved higher-grade areas than during the previous quarter.

Production costs at Detour Lake Mine in Q4 2020 totalled $95.1 million (including $1.2 million of COVID-19 related costs). Operating cash costs per ounce sold(1) averaged $612 in Q4 2020 compared to $634 the previous quarter, with the improvement resulting from the favourable impact of a higher average grade on sales volumes. AISC per ounce sold(1) averaged $1,207 versus $1,259 in Q3 2020 reflecting lower operating cash costs and sustaining capital expenditures(1) on a per ounce sold basis as a result of higher sales volumes. During Q4 2020, sustaining capital expenditures(1) at Detour Lake totalled $80.7 million, unchanged from the previous quarter. However, on a per ounce sold basis, sustaining capital expenditures(1) totaled $527 versus $586 in Q3 2020.

Growth projects: Growth capital expenditures(1) at Detour Lake for both FY 2020, excluding capitalized exploration, totalled $29.5 million ($17.8 million in Q4 2020). Growth capital expenditures(1) mainly related to the procurement of mobile equipment, deferred stripping and investments in surface infrastructure.

Holt Complex

On February 19, 2020, the Company designated the Holt Complex as a non-core asset with plans to review options for maximizing value. In mid-March, the Company placed the Holloway Mine on care and maintenance, with no plans for a future resumption of operations. Effective April 2, 2020, the Company suspended operations at the Taylor Mine and Holt Mine and Mill as part of the Company’s response to the COVID-19 pandemic while the Company continued the strategic review of the Holt Complex assets involving the consideration of all options for the maximizing of value. On July 16, 2020, the Company announced that the suspension of operations at the Holt Complex was being extended until further notice. Care and maintenance costs of $16.6 million were recorded for the Holt Complex in FY 2020 ($2.8 million in Q4 2020), of which $8.4 million related to restructuring and severance expense ($0.4 million in Q4 2020).

In August 2020, the Company entered into a strategic alliance agreement with Newmont through which Newmont paid the Company $75 million (not included in earnings) to acquire an option on certain mining and mineral rights related to the Company’s Holt Mine property. The agreement also includes a commitment by the two companies to work together to identify additional regional exploration opportunities around their respective land positions where they may cooperate to advance projects.

For FY 2020, Holt Complex produced 29,391 ounces, almost all of which was in Q1 2020, which compared to production of 113,952 ounces for FY 2019. Production costs for FY 2020 totalled $36.1 million (including $2.4 million of COVID-19-related costs) versus $104.9 million for FY 2019. Operating cash costs per ounce sold(1) averaged $981 in FY 2020 versus $904 per ounce for FY 2019, while AISC per ounce sold(1) averaged $1,380 compared to $1,353 for the FY 2019. Sustaining capital expenditures(1) for FY 2020 totalled $9.1 million, or $268 per ounce sold, versus $43.3 million, or $374 per ounce sold, for FY 2019.

No production was recorded from the Holt Complex during Q4 2020 and Q3 2020. The Complex recorded gold sales of 646 ounces in Q4 2020 related to cleaning the mill circuit resulting in $1.2 million of revenue. During Q4 2019, a total of 31,469 ounces was produced from processing 252,801 tonnes at an average grade of 4.1 g/t and average recoveries of 94.1%. Production costs in Q4 2019 totalled $25.2 million, while operating cash costs per ounce sold(1) averaged $790 and AISC per ounce sold(1) averaged $1,321. Sustaining capital expenditures(1) during Q4 2019 were $14.4 million or $450 per ounce sold.

Fosterville Mine

Production at Fosterville for FY 2020 was a record 640,467 ounces, 21,101 ounces or 3% higher than the 619,366 ounces produced in FY 2019. FY 2020 production resulted from processing 593,343 tonnes at an average grade of 33.9 g/t and average recoveries of 98.9%. The increase from FY 2019 was mainly due to a 20% increase in tonnes processed, which more than offset a 14% reduction in the average grade. The 640,467 ounces of production for FY 2020 exceeded full-year 2020 production guidance of 590,000 – 610,000 ounces mainly due to higher than planned tonnes processed and average grades during the second half of 2020.

Production costs were $87.8 million (including $0.7 million of COVID related costs) for FY 2020 versus $76.9 million for the same period in 2019. The increase largely related to significantly higher mining and milling rates in FY 2020 vs a year earlier. Operating cash costs per ounce sold(1) and AISC per ounce sold(1) for FY 2020 of $139 and $312, respectively, which compared to $119 and $291, respectively, in FY 2019. Contributing to AISC per ounce sold(1) for FY 2020 were increased royalty payments of $30.5 million or $48 per ounce sold resulting from the new 2.75% royalty introduced by the Victorian Government effective January 1, 2020. Excluding the impact of the new royalty, AISC per ounce sold(1) for FY 2020 improved 9% from the FY 2019 level, mainly due to lower sustaining capital expenditures(1) during FY 2020. Sustaining capital expenditures(1) for FY 2020 totalled $56.4 million ($89 per ounce sold) versus $89.3 million ($143 per ounce sold) for FY 2019. Contributing to lower FY 2020 sustaining capital expenditures were disruptions resulting from the Company’s COVID-19 protocols, including the suspension of project and development work during Q2 2020, lower equipment procurement, and reduced levels of capital development, reflecting mine sequencing, with a greater proportion of development work focused on operating activities and growth projects (the twin exploration drive to Robbin’s Hill) in FY 2020 than in FY 2019.

The Fosterville Mine produced 164,008 ounces in Q4 2020 based on processing 183,635 tonnes at an average grade of 28.1 g/t and average mill recoveries of 98.9%. Q4 2020 production compared to record production of 191,894 ounces in Q4 2019, when the mine processed 121,998 tonnes at an average grade of 49.3 g/t and average recoveries of 99.2%. Q4 2020 production compared to production of 161,489 ounces the previous quarter when the mine processed 167,533 tonnes at an average grade of 30.3 g/t and at average recoveries of 99.0%. The change from Q4 2019 reflected a lower average grade, which more than offset the impact of increased tonnes processed, resulting from higher mining rates in both Lower Phoenix and Harrier as the mine benefited from recent investments in improved ventilation and paste fill. The reduction in the average grade reflected mine sequencing in the Swan Zone as well as a lower proportion of total mined tonnes coming from the Swan Zone versus other, lower-grade, areas. The increase in production from the previous quarter resulted from increased tonnes processed in Q4 2020.

Production costs were $25.9 million in Q4 2020 versus $20.3 million in Q4 2019 and $22.7 million the previous quarter (including $0.7 million of COVID-19 related costs). Operating cash costs per ounce sold(1) averaged $156, compared to operating cash costs per ounce sold(1) of $106 in Q4 2019 and $142 the previous quarter. The change compared to both prior periods mainly reflected a lower average grade in Q4 2020, as well as the impact of increased mining rates. AISC per ounce sold(1) averaged $314 versus $258 in Q4 2019 and $349 in Q3 2020. The change from Q4 2019 largely reflected the impact of the new 2.75% royalty introduced by the Victorian Government effective January 1, 2020. The new royalty contributed $8.5 million or $51 per ounce sold to AISC per ounce sold(1) in Q4 2020 ($8.0 million or $52 per ounce sold in Q3 2020). Excluding the impact of the new royalty, AISC per ounce sold(1) in Q4 2020 averaged $263 per ounce, similar to the Q4 2019 level as higher operating cash costs were largely offset by lower levels of sustaining capital expenditures(1), reflecting reduced capital development, ground support and mobile equipment procurement versus the same period in 2019. Compared to the previous quarter, the reduction in AISC per ounce sold(1) resulted from lower sustaining capital expenditures mainly reflecting reduced levels of capital development and mobile equipment procurement compared to Q3 2020. Sustaining capital expenditures(1) in Q4 2020 totalled $11.5 million ($69 per ounce sold) versus $23.6 million ($123 per ounce sold) in Q4 2019, and $18.1 million ($117 per ounce sold) in Q3 2020.

Growth projects: Growth capital expenditures(1) at Fosterville for FY 2020, excluding capitalized exploration, totalled $18.5 million ($3.9 million in Q4 2020). Work during FY 2020 focused mainly on construction of a new transformer station, new gold room/refinery and Aster Plant (tailings effluent remediation plant), as well as completion of a ventilation system and paste fill project during Q2 2020.

Northern Territory

On February 19, 2020, the Company announced that the Northern Territory assets had been designated as non-core with the Company planning to consider strategic options for maximizing the value of these assets. In March 2020, the Company announced the suspension of test mining and processing in the Northern Territory and also the suspension of exploration activities. The decision reflected results of the test production to date, as well as other priorities within the Company. Care and maintenance expense for the Company’s Northern Territory assets totalled $6.4 million in Q4 2020 and $16.4 million for FY 2020, including $2.8 million of restructuring and severance costs recorded in Q2 2020. Exploration expenditures in FY 2020 in the Northern Territory totalled $18.3 million, of which $15.8 million were incurred in Q1 2020. Exploration expenditures in Q4 2020 were $0.2 million.

Consistent with the Company’s commitment to effective environmental management, a three-year, $60 – $65 million water rehabilitation program was launched in the Northern Territory during Q3 2020, which resulted in a $32.6 million increase in the environmental remediation provisions being recorded during the quarter (included as rehabilitation costs in net earnings for FY 2020). The program, which is intended to address environmental issues caused by prior owners of the assets, involves managing the Howley Streak waste dumps, rehabilitation of dams and treatment of site water inventory. The objective of the program involves restoring approximately 360ha to grazing land quality, removing waste rock dumps and filling existing open pits.

(1)The Review of Operating Mines section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 40-47 of the MD&A for the three and twelve months ended December 31, 2020.

FULL-YEAR 2020 GUIDANCE - RE-ISSUED JUNE 30, 2020

On April 1, 2020, the Company withdrew its 2020 guidance, which had originally been released on December 18, 2019 and was updated on February 19, 2020 to reflect the acquisition of Detour Gold. The Company’s 2020 guidance was withdrawn due to uncertainties related to the COVID-19 pandemic. On May 6, 2020, the Company also withdrew its three-year production guidance while it assessed the long-term effects of COVID-19 and while it works to incorporate Detour Lake into the Company’s long-term business plans.

On June 30, 2020, the Company re-issued guidance for 2020 recognizing the progress achieved in ramping up business activities that had been impacted by the Company’s COVID-19 response. Included among the re-issued guidance was production of 1,350,000 –

1,400,000 ounces, approximately 90% of the withdrawn 2020 production guidance, as well as improved unit costs, lower expected sustaining capital expenditures(1) and higher target growth capital expenditures(1) resulting from new growth projects at Detour Lake Mine. Changes from previous guidance were largely driven by the removal of production, unit cost and expenditure guidance for the Holt Complex as of April 2, 2020, the date that operations were suspended at the Complex. The Holt Complex’s results to April 2, 2020 are included in the Company’s re-issued 2020 guidance. No changes were made to the re-issued 2020 consolidated guidance as of November 4, 2020 though the Company did indicate in its MD&A for the three and nine months ended September 30, 2020 that Macassa was not expected to achieve the re-issued production guidance range, while Fosterville was expected to beat its target range for FY 2020 production.

Full-Year 2020 Guidance (as of November 4, 2020)

($ millions unless otherwise stated)	Macassa	Detour Lake	Holt Complex	Fosterville	Consolidated
Gold production (kozs)	210 – 220	520 – 540	29	590 – 610	1,350 - 1,400
Operating cash costs/ounce sold ($/oz)(1)(2)	$490 - $510	$610 - $630	$955	$130 - $150	$410 - $430
AISC/ounce sold ($/oz)(1)(2)					$790 - $810
Operating cash costs ($M)(1)(2)					$560 - $580
Royalty costs ($M)					$80 - $85
Sustaining capital ($M)(1)					$390 - $400
Growth capital ($M)(1)(3)					$95 - $105
Exploration ($M)(4)(5)					$130 - $150
Corporate G&A ($M)(6)					$50 - $55

(1)See “Non-IFRS Measures” set out starting on page 40 of the MD&A for the three and twelve months ended December 31, 2020 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.35 and a US$ to A$ exchange rate of 1.47.
(2)COVID-19 related costs of $15.4 million for FY 2020 are excluded from operating cash costs, AISC and capital expenditures in re-issued 2020 guidance.
(3)Capital expenditures exclude capitalized depreciation.
(4)Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.
(5)Re-issued exploration expenditure guidance includes $18.3 million related the Northern Territory assets (no production, costs or expenditures related to the Northern Territory were included in the previous 2020 guidance).
(6)Includes general and administrative costs and severance payments. Excludes share-based payment expense (including expense related to share price changes).

FY 2020 Results

($ millions unless otherwise stated)	Macassa	Detour Lake	Holt Complex	Fosterville	Consolidated
Gold production (ozs)	183,037	516,757	29,391	640,467	1,369,652
Operating cash costs/ounce sold ($/oz)(1)(2)	$562	$625	$981	$139	$404
AISC/ounce sold ($/oz)(1)(2)					$800
Operating cash costs ($M)(1)(2)					$561.1
Royalty costs ($M)					$85.5
Sustaining capital ($M)(1)					$396.2
Growth capital ($M)(1)(3)					$92.5
Exploration ($M)(4)(5)					$122.7
Corporate G&A ($M)(6)					$50.3

(1)See “Non-IFRS Measures” set out starting on page 40 of the MD&A for the three and twelve months ended December 31, 2020 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.35 and a US$ to A$ exchange rate of 1.45.
(2)COVID-19 related costs of $15.4 million for FY 2020 are excluded from operating cash costs, AISC and capital expenditures in re-issued 2020 guidance.
(3)Capital expenditures exclude capitalized depreciation.
(4)Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.
(5)Re-issued exploration expenditure guidance includes $18.3 million related the Northern Territory assets (no production, costs or expenditures related to the Northern Territory were included in the previous 2020 guidance).
(6)Includes general and administrative costs and severance payments. Excludes share-based payment expense (including expense related to share price changes).

Gold production for FY 2020 totalled 1,369,652 ounces, in line with the Company’s FY 2020 guidance of 1,350,000 - 1,400,000 ounces. At Fosterville, FY 2020 production of 640,467 ounces beat the guidance range of 590,000 – 610,000 ounces, largely reflecting higher than planned tonnes processed during the year. Production at Detour Lake Mine for the 11 months from January 31, 2020 to December 31, 2020 totalled 516,757 ounces, below the guidance range of 520,000 – 540,000 ounces, with the shortfall reflecting a slightly lower than expected average grade. At Macassa, production for FY 2020 of 183,037 ounces did not achieve the re-issued guidance, reflecting the impact on tonnes processed and average grades of excessive heat in the mine during Q3 2020 as well as ongoing protocols related to COVID-19

Production costs for FY 2020 totalled $587.3 million (including $15.4 million of costs related to the Company’s COVID-19 response), while operating cash costs(1) totalled $561.1 million, in line with target levels.

Operating cash costs per ounce sold(1) for FY 2020 averaged $404, better than the re-issued FY 2020 guidance of $410 - $430. Both Fosterville and Detour Lake achieved their re-issued FY 2020 guidance. Macassa’s operating cash costs per ounce sold(1) exceeded the FY 2020 target range, reflecting lower than expected business volumes and average grades during the year as well as higher operating costs due largely to increased levels of operating development and higher costs for maintenance and underground mining services.

AISC per ounce sold(1) for FY 2020 averaged $800, in the mid-range of the FY 2020 guidance of $790 - $810.

Royalty costs for FY 2020 totalled $85.5 million, at the top of the Company’s re-issued guidance range of $80 – $85 million.

Sustaining capital expenditures(1) for FY 2020 totalled $396.2 million, excluding capitalized depreciation, which was in line with the FY 2020 guidance of $390 – $400 million.

Growth capital expenditures(1) totalled $92.5 million for YTD 2020 (excluding capitalized exploration), which compared to re-issued FY 2020 guidance of $95 – $105 million. Of total growth capital expenditures(1) for FY 2020, Macassa accounted for $44.6 million, with $35.2 million relating to the #4 Shaft project. Growth capital expenditures(1) at Detour Lake totalled $29.5 million, mainly related to the procurement of mobile equipment, deferred development and investments in surface infrastructure. Growth capital expenditures(1) at Fosterville totalled $18.5 million, mainly related to construction of a new transformer station, new gold room/refinery and Aster Plant, as well as completion of a ventilation system during Q2 2020.

Exploration and evaluation expenditures for FY 2020 totalled $122.7 million (including capitalized exploration), slightly below the re-issued FY 2020 guidance range of $130 - $150 million due to the time required to fully ramp up drilling programs after their suspension in Q2 2020 as part of the Company’s COVID-19 response. Of the $122.7 million of exploration expenditures, Fosterville accounted for $57.8 million, Macassa for $31.4 million, Detour Lake for $14.0 million, Northern Territory for $18.3 (most of which was incurred in Q1 2020) and Holt Complex for $0.9 million. See the Growth and Exploration section of this MD&A for a review of exploration activities and results in FY 2020.

Corporate G&A expense for FY 2020 totalled $50.3 million, in the low end of the Company’s re-issued FY 2020 guidance of $50 – $55 million.

(1) The Full-Year 2020 Guidance section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 40-47 of the MD&A for the three and twelve months ended December 31, 2020.

FY 2021 Guidance(1)

($ millions unless otherwise stated)	Macassa	Detour Lake	Fosterville	Consolidated
Gold production (kozs)	220 – 255	680 – 720	400 –425	1,300 - 1,400
Operating cash costs/ounce sold ($/oz)(2)	$450 - $470	$580 - $600	$230 - $250	$450 - $475
AISC/ounce sold ($/oz)(2)				$790 - $810
Operating cash costs ($M)(2)				$600 - $630
Royalty costs ($M)				$82 - $88
Sustaining capital ($M)(2)				$280 - $310
Growth capital ($M)(2)(3)				$250 - $275
Exploration ($M)(4)				$170 - $190
Corporate G&A ($M)(5)				$50 - $55
(1)The Company’s 2021 guidance assumes an average gold price of $1,800 per ounce as well as a US$ to C$ exchange rate of 1.31 and a US$ to A$ exchange rate of 1.39. Assumptions used for the purposes of guidance may prove to be incorrect and actual results may differ from those anticipated.
(2)See “Non-IFRS Measures” set out starting on page 40 of the MD&A for the three and twelve months ended December 31, 2020 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital.
(3)Capital expenditures exclude capitalized depreciation.
(4)Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.
(5)Includes general and administrative costs and severance payments. Excludes share-based payment expense (including expense related to share price changes).

Gold production in FY 2021 is targeted at 1,300,000 – 1,400,000 ounces, which compares to re-issued FY 2020 production guidance of 1,350,000 – 1,400,000 ounces (included 29,391 ounces of production at Holt Complex) and FY 2020 production of 1,369,652 ounces. Production in FY 2021 is expected to be led by Detour Lake, which is targeting 680,000 – 720,000 ounces of production compared to 516,757 ounces for 11 months in 2020. In addition to the impact of a full year of operations at Detour Lake in FY 2021, the increase in production in the coming year is expected to be driven by a higher average grade and increased mill throughput. Production is also expected to increase at Macassa in FY 2021, with guidance for the year of 220,000 – 255,000 ounces. Production at Fosterville is targeted to decline as the mine transitions to a lower-grade profile, with the impact of reduced grades to be only partially offset by higher tonnes processed. Production at Fosterville in FY 2021 is targeted at 400,000 – 425,000 ounces.

Operating cash costs per ounce sold(1) are expected to average $450 – $475, which compares the re-issued FY 2020 guidance of $410 – $430 and FY 2020 operating cash costs(1) of $404 per ounce sold. The expected increase from FY 2020 levels mainly reflects the impact of higher tonnes mined and lower grades at Fosterville, which is expected to more than offset improved operating cash costs per ounce sold(1) at both Detour Lake and Macassa.

AISC per ounce sold(1)are targeted to average $790 – $810, unchanged from FY 2020 guidance and in line with FY 2020 AISC(1) of $800 per ounce sold. AISC per ounce sold(1) at Detour Lake and Macassa are targeted to improve in 2021 to better than $900 and $750, respectively, while AISC per ounce sold(1) at Fosterville is expected to increase reflecting a lower average grade and higher sustaining capital expenditures(1).

Operating cash costs(1) for FY 2021 are estimated at $600 – $630 million, which compares to the re-issued FY 2020 guidance of $560 – $580 million and total operating cash costs of $561.1 million in FY 2020, with the increase mainly related to a full year of results for Detour Lake versus 11 months in 2020.

Royalty costs in FY 2021 are estimated at $82 – $88 million, similar to re-issued FY 2020 guidance of $80 – $85 million and in line with FY 2020 royalty costs of $85.5 million.

Sustaining capital expenditures(1) in FY 2021 are targeted at $280 – $310 million compared to FY 2020 guidance of $390 – $400 million and FY 2020 sustaining capital expenditures(1) of $396.2 million. The anticipated reduction in sustaining capital expenditures in FY 2021 from the FY 2020 levels is mainly related to lower deferred stripping costs at Detour Lake being included in sustaining capital expenditures(1), with the majority of deferred stripping costs in FY 2021 included in growth capital expenditures(1). Higher sustaining capital expenditures(1) at Fosterville in 2021, largely reflecting increased mobile equipment procurement, are expected to be largely offset by lower sustaining capital expenditures at Macassa.

Growth capital expenditures(1) are estimated at $250 – $275 million in FY 2021 compared to FY 2020 guidance of $95 – $105 million and FY 2020 growth capital expenditures(1) of $92.5 million. The expected increase in growth capital expenditures(1) in FY 2021 largely reflects higher growth capital expenditures(1) a Detour Lake. Of planned growth capital expenditures(1) in FY 2021, Detour Lake accounts for $160 – $170 million, with approximately $90 million relating to deferred stripping and the remainder to a number of growth capital projects, including investments in mill improvements, increased tailings capacity, completion of an assay lab (construction commenced in 2020) and other enhancements to site infrastructure. Deferred stripping costs at Detour Lake in FY 2021 mainly relate to a significant stripping campaign as part of Phase 4, which will support production in future years. Growth capital expenditures(1) at Macassa are targeted at $85 – $95 million, with the #4 Shaft project expected to account for $55 – $60 million and the remainder largely related to completion of a ventilation upgrade project, mill improvements and increased development to support future mine production. Growth capital expenditures(1) at Fosterville in FY 2021 are targeted at $5 – $10 million reflecting the completion of a number of key projects during 2020.

Exploration expenditures in FY 2021 are estimated at $170 – $190 million versus re-issued FY 2020 guidance of $130 – $150 million and to FY 2020 exploration expenditures of $122.7 million. Of total exploration expenditures, approximately $85 – $95 million are targeted for Fosterville, where drilling will continue to focus Mineral Reserve and Mineral Resource replacement and identifying new high-grade zones at key targets, including Lower Phoenix, Cygnet, Robbin’s Hill and Harrier. Exploration expenditures in Canada are also expected to total $85 – $95 million, with expenditures of $45 – $50 million targeted for Macassa and $40 – $45 million for Detour Lake.

Corporate G&A expense in 2021 is estimated at $50 – $55 million, unchanged from the re-issued FY 2020 guidance and compared to FY 2020 Corporate G&A costs of $50.3 million.

(1)The FY 2021 Guidance section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 40-47 of the MD&A for the three and twelve months ended December 31, 2020.

THREE-YEAR PRODUCTION GUIDANCE

Three-Year Production Guidance(1)
.

	Detour Lake	Macassa	Fosterville	Consolidated
2021 (kozs)	680 – 720	220 – 255	400 – 425	1,300 – 1,400
2022 (kozs)	680 – 720	295 – 325	325 – 400	1,300 – 1,445
2023 (kozs)	680 – 720	400 - 425	325 – 400	1,405 – 1,545
(1)Three-year production guidance does not include any production from the Holt Complex or Northern Territory.

On December 10, 2020, the Company released three-year production guidance on a consolidated basis and for each of its producing assets. Detour Lake is expected to achieve significant growth in 2021, with production increasing to 680,000 – 720,000 ounces at AISC per ounce sold(1) lower than $900. This higher level of production, resulting from both increased production rates and improvement in average grades, is targeted to be maintained for the next few years and eventually increase further to approximately 800,000 ounces in 2025 based on the existing mine plan. In addition, the Company expects to issue a new mine plan in 2022, following completion of the current exploration drilling program, which it believes could result in a significantly improved longer-term outlook for the Detour Lake Mine.

Production at Macassa is expected to ramp up over the next three years, reaching 400,000 ounces in 2023 following completion of the #4 Shaft. Production in 2021 is targeted at 220,000 – 255,000 ounces at AISC per ounce sold(1) averaging below $750. With completion of the #4 Shaft on track for late 2022 and production commencing from near surface zones using a surface ramp, production is targeted to increase to 295,000 – 325,000 ounces in 2022 before increasing to 400,000 – 425,000 ounces in 2023.

Commencing in 2021, production at Fosterville will be lowered from levels achieved in FY 2020 and FY 2019. The change is being undertaken as the Company adjusts the mining plan to create a more sustainable operation while drilling continues to identify new Mineral Reserves and Mineral Resources, with a focus on drilling to identify additional high-grade zones. Fosterville’s production profile over the next three years includes a target of 400,000 – 425,000 ounces in 2021, moving to a range of 325,000 – 400,000 ounces in 2022 and 2023.

(1)The Three-Year Production Guidance section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 40-47 of the MD&A for three and twelve months ended December 31, 2020.

FY and Q4 2020 Financial Results and Conference Call Details

A conference call to discuss the FY and Q4 2020 results will be held by senior management today, Thursday, February 25, 2021, at 2:00 pm ET. Call-in information is provided below. The call will also be webcast and accessible on the Company’s website at www.kl.gold.

Date:	THURSDAY, FEBRUARY 25, 2021
Conference ID:	3578964
Time:	2:00 pm ET
Toll-free number:	(833) 968-2183
International callers:	+1 2363892444
Webcast URL:	https://event.on24.com/wcc/r/2947662/AFEE3DD0266ED9B152C88BEDC9F7ED9D

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a senior gold producer operating in Canada and Australia that is targeting 1,300,000 – 1,400,000 ounces of production in 2021. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold’s solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.kl.gold.

Qualified Persons

The technical contents related to Kirkland Lake Gold Ltd. mines and properties in this press release, have been reviewed and approved by Natasha Vaz, P.Eng., Senior Vice President, Technical Services and Innovation, Eric Kallio, P.Geo, Senior Vice President, Exploration and Andre Leite, P.Eng., AUSIMM CP (MIN), MEng., Technical Services Manager. Ms. Vaz, Mr. Kallio and Leite are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this press release.

Readers are referred to the NI 43-101 2018 Technical Reports for the Fosterville property entitled, “Updated NI 43-101 Technical Report Fosterville Gold mine in the State of Victoria, Australia” (the “Fosterville Report”) and the amended and restated NI 43-101 Technical report for Macassa entitled “Macassa Property, Ontario, Canada, Updated NI 43-101 Technical Report” (the “Macassa Report”) effective December 31, 2018 and dated April 1, 2018 and July 19, 2018, respectively. An updated NI 43-101 Technical Report with respect to the Detour Lake Mine will be filed in Q1 2021.

Footnotes Related to Mineral Reserve Calculations
1.CIM definitions (2019) were followed in the estimation of Mineral Reserves and all Mineral Reserves have been reported in accordance with NI 43-101.
2.Mineral Reserves were estimated using a long-term gold price of US$1,300/oz (C$1,700/oz; A$1,765/oz).
3.Cut-off grades for Canadian Assets were calculated for each stope, including the costs of: mining, milling, General and Administration, royalties and capital expenditures and other modifying factors (e.g. dilution, mining extraction, mill recovery).
4.Cut-off grades for Australian Assets were calculated for each mining block, including the costs of: mining, milling, General and Administration, royalties and capital expenditures and other modifying factors (e.g. dilution, mining extraction, mill recovery).
5.Cut-off grades for Detour Lake were calculated using an optimized variable cut-off grade over time, including the costs of: mining, milling, General and Administration, royalties and capital expenditures and other modifying factors (e.g. dilution, mining extraction, mill recovery).
6.Dilution estimates vary by mining methods and ranges from 5% to 50%.
7.Extraction estimates vary by mining methods and range from 60% to 90%.
8.Mineral Reserves estimates for Canadian Operations (excluding Detour Lake) were prepared under the supervision of Natasha Vaz, P.Eng.
9.Mineral Reserve estimates for Detour Lake were prepared under the supervision of Andre Leite, P.Eng , AUSIMM CP (MIN), MEng., Technical Services Manager.
10.Mineral Reserves estimates for Australian Operations were prepared under the supervision of I.Hann, FAusIMM
11.Totals may not add up due to rounding.

Footnotes Related to Mineral Resource Calculations
1.Mineral Resources classified in accordance with CIM Definition Standards (2019).
2.Mineral Resources for Detour Lake and West Detour project are based on a cut-off grade of 0.50 g/t Au.
3.Mineral Resources for Zone 58N are based on a cut-off grade of 2.2 g/t with an assumed mining dilution of 12%.
4.Mineral Resources for Macassa and Holt Complex were estimated at the following cut-off grades:
Macassa '04/Main Break: 8.6 g/t
Macassa Near Surface: 3.4 g/t
Macassa SMC: 5.1 g/t
Holt Mine: 2.8 g/t, with the exceptions noted below
Holt Near-Surface Zones: 2.5 g/t (Tousignant, Cascade, North Mattawasaga Pit)
Holloway Mine: 2.8 g/t, with the exception of the Deep Thunder (2.7g/t) and Canamax (2.5 g/t)
Taylor Mine: 2.6 g/t
Hislop Property: 2.2 g/t
Aquarius: 0 g/t cutoff grade.
5.Fosterville Open Pit Mineral Resources were estimated using cut-off grades ranging between 0.8 g/t Au and 1.0 g/t Au.
6.Fosterville Underground Mineral Resources were estimated using cut-off grades ranging between 2.3 g/t Au and 3.1 g/t Au.
7.Northern Territory Open Pit Mineral Resources were estimated using a cut-off grade of 0.5 g/t Au.
8.Northern Territory Underground Mineral Resources were estimated using a cut-off grades ranging between 1.5 g/t Au and 2.0 g/t Au.
9.Mineral Resources were estimated using a gold price of US$1,500/oz and a CAD/USD exchange rate of 1.31 for Detour Lake and West Detour project.
10.Mineral Resources were estimated using a gold price of US$1,300/oz and a CAD/USD exchange rate of 1.25 for Zone 58N deposit.
11.Mineral Resources were estimated using a gold price of US$1,500/oz and a CAD/USD exchange rate of 1.28 for Macassa and Holt Complex.
12.Mineral Resources were estimated using a gold price of US$1,425/oz and an AUD/USD exchange rate of 1.36 for the Australian assets.
13.Mineral Resources are Exclusive of Mineral Reserves.
14.Mineral Resource estimates for the Fosterville Property were prepared under the supervision of Troy Fuller, MAIG.
15.Mineral Resource estimates for the Northern Territory properties were prepared under the supervision of Mark Edwards, FAusIMM, MAIG.
16.Mineral Resource estimates for the Canadian assets (excluding Detour Lake) were prepared under the supervision of Eric Kallio, P. Geo. (Senior Vice-President, Exploration)
17.Mineral Resource estimates for Detour Lake were prepared under the supervision of Andre Leite, P.Eng , AUSIMM CP (MIN), MEng., Technical Services Manager.

18.Tonnes and gold ounce information is rounded to the nearest thousand; As a result, rows and columns may not add exactly due to rounding.
19.Mineral resources that are not Mineral Reserves do not have demonstrated economic viability.

Non-IFRS Measures

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Free Cash Flow and Adjusted Free Cash Flow
In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities.

The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow after capital investments and build the cash resources of the Company. The Company also discloses and calculates adjusted free cash flow by excluding items from free cash flow. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.

Operating Cash Costs and Operating Cash Costs per Ounce Sold

Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital

Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Both measurements are used by management to assess the effectiveness of investment programs.

AISC and AISC per Ounce Sold
AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital expenditures, growth exploration expenditures, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounce sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including foreign exchange gains and losses, transaction costs and executive severance payments, purchase price adjustments reflected in inventory and other items. Adjusted net earnings per share is calculated using the weighted average number of shares outstanding for adjusted net earnings per share.

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Working Capital
Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.

Risks and Uncertainties

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates (which assume accuracy of projected grade, recovery rates, and tonnage estimates and may be impacted by unscheduled maintenance, labour and other operating, engineering or technical difficulties with respect to the development of its projects, many of which may not be within the control of the Company), including the ability to extract anticipated tonnes and successfully realizing estimated grades; the threat of outbreaks of viruses or other infectious disease, including COVID-19; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; changes in applicable laws and regulations (including tax legislation); reclamation obligations; regulatory; tax matters and foreign mining tax regimes, as well as health, safety, environmental and cybersecurity risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2019 Annual Information Form and the Company’s MD&A for the period ended December 31, 2020 filed on SEDAR.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company’s properties and the anticipated timing thereof, expected production from, and the further potential of the Company’s properties, the potential to increase the levels of mineral resources and mineral reserves and potential conversion of mineral resources; the anticipated timing and commencement of exploration programs on various targets within the Company’s land holdings and the implication of such exploration programs (including but not limited to any potential decisions to proceed to commercial production), the anticipated overall impact of the Company’s COVID19 response plans, including measures taken by the Company to reduce the spread of COVID19, including but not limited to the rapid testing implemented at the Company’s sites, the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, the performance of the Company’s equity investments and the ability of the Company to realize on its strategic goals with respect to such investments, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, including the ability of the Company to realize on certain planned synergies associated with the acquisition of Detour Gold Corporation, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the US dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, risks related to information technology and cybersecurity, timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to potential future impacts and effects of COVID19, including but not limited to potential future delays and unanticipated suspension or interruption of operations, the #4 Shaft project at the Macassa Mine, the ventilation, paste plant, transformer and water treatment facility at the Fosterville Mine, the ability to obtain all necessary permits associated with the Detour Lake Mine, the ability to obtain the necessary permits in connection with all of its various capital projects, including but not limited to the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, the West Detour project, processing plant expansion at the Detour Lake Mine, the ability to obtain renewals of certain exploration licences in Australia, native and aboriginal heritage issues, including but not limited to ongoing negotiations and consultations with the Company’s First Nations partners, risks relating to infrastructure, permitting and licenses, exploration and mining licences, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, including but not limited to risks associated with reclamation and closure obligations relating to the Northern Territory projects, risks relating to the Northern Territory wet season, risks relating to litigation and unanticipated costs to assume the defence of such litigation, risks relating to applicable tax and potential reassessments thereon, risks relating to changes to tax law and regulations and the Company's interpretation thereof, foreign mining tax regimes and the potential impact of any changes to such foreign tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2019 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

Information Concerning Estimates Of Mineral Reserves And Measured, Indicated And Inferred Resources

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)-CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

This document uses the terms “Measured”, “Indicated” and “Inferred” Resources. US investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of pre-feasibility, feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@kl.gold